FRANKLIN TEMPLETON INVESTMENTS
One Franklin Parkway
San Mateo, Ca 94403-1906

March 19, 2009

John C. Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-4720

Re:    Franklin Mutual Series Funds
         Registration Statement on Form 485APOS

(File Nos. 033-18516 and 811-05387)

Dear Mr. Grzewskiewicz:

On February 12, 2009, we filed Post-Effective Amendment No. 28 to the Registration Statement ("Amendment") of the Registrant under Rule 485(a)(2) under the Securities Act of 1933, as amended, Accession Number: 0000825063-09-000002.

We would like to add the additional disclosure to this Amendment that effective May 1, 2009, Christian Correa will be the lead portfolio manager of the Mutual Beacon Fund.

Mr. Correa is currently the co-portfolio manager of the Mutual Beacon Fund with Michael J. Embler, who will be leaving the company at that time.

If you have any questions or comments, please contact me at 650-312-5824.

Sincerely,

/s/ David P. Goss
Senior Associate General Counsel